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Melissa N. Rocha Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Los Angeles	Tokyo
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Milan

Re:	Allergan, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 01, 2011
File No. 001-10269

Dear Ms. Rocha:

On behalf of Allergan, Inc. (the “Company”), we are responding to your letter dated August 12, 2011 regarding the review of the above-referenced filings. Pursuant to our discussion today with James Peklenk, Staff Accountant, the Company hereby confirms that it intends to provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before September 12, 2011.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (714) 755-8197.

Very truly yours,

/s/ Michael A. Treska
Michael A. Treska of LATHAM & WATKINS LLP

cc:	Jeffrey L. Edwards
James Peklenk
Joel Parker